Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Accountant's Review Report

March 31, 2016

Unaudited

Legion M Entertainment, Inc.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND FOR THE PERIOD FROM MARCH 4, 2016 (INCEPTION) TO MARCH 31, 2016:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–14



Unaudited

To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Legion M Entertainment, Inc. (Delaware corporation), which comprise the balance sheet as of March 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 4, 2016 (inception) to March 31, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 15, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
BALANCE SHEET
As of March 31, 2016

Unaudited

ASSETS		
Current Assets:		
Cash	$	-
Prepaid expenses		4,500
Due from related party		55,301
Total Current Assets		59,801
TOTAL ASSETS	$	59,801
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$	7,671
Total Current Liabilities		7,671
Non-Current Liabilities:		
Convertible notes payable		203,342
Total Non-Current Liabilities		203,342
Total Liabilities		211,013
Stockholders' Equity (Deficit):		
Common Stock, 10,000,000 authorized, $0.0001 par value, 1,528,040 issued and outstanding, 63,000 vested as of March 31, 2016		153
Additional Paid-In Capital		1,330
Stock Subscriptions Receivable		(1,483)
Accumulated Deficit		(151,212)
Total Stockholders' Equity (Deficit)		(151,212)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	59,801

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
STATEMENT OF OPERATIONS
For the period from March 4, 2016 (inception) to March 31, 2016

Unaudited

Revenues:	$	-
Operating Expenses:		
Compensation and benefits		95,887
Sales and marketing		50,116
General and administrative		1,867
Total Operating Expenses		147,870
Loss from Operations		(147,870)
Other Expenses:		
Interest Expense		3,342
Total Other Expenses		3,342
Net Loss	$	(151,212)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

Legion M Entertainment, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from March 4, 2016 (inception) to March 31, 2016

	Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance at March 4, 2016 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issuances	1,528,040	153	1,330	(1,483)	-	-
Net Loss	-	-	-		(151,212)	(151,212)
Balance at March 31, 2016	1,528,040	$ 153	$ 1,330	$ (1,483)	$ (151,212)	$ (151,212)

Legion M Entertainment, Inc.
STATEMENT OF CASH FLOWS
For the period from March 4, 2016 (inception) to March 31, 2016

Cash Flows From Operating Activities

Net Loss	$	(151,212)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Increase in prepaid expenses		(4,500)
Increase in accounts payable and accrued expenses		7,671
Net Cash Used In Operating Activities		(148,041)

Cash Flows From Financing Activities

Proceeds from convertible note transferred from related party		148,041
Net Cash Provided By Financing Activities		148,041
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment studio. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love. The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of March 31, 2016, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital, as described in Note 8. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated revenues or profits since inception, and has sustained a net loss of $151,212 for the period ended March 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of March 31, 2016.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $2,500. No property and equipment has been recorded as of March 31, 2016.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet. At March 31, 2016 $1,483 was recorded as stock subscription receivable on the balance sheet for unfunded subscriptions related to the 2016 stock issuances.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of March 31, 2016.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 6, certain expenses totaling $101,992 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering discussed in Note 8. No offering costs were incurred during the period ended March 31, 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At March 31, 2016, the Company had a net operating loss $151,212. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 42% to derive a net tax asset of $63,509. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended March 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on March 4, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTE PAYABLE

The Company issued a convertible note payable in the amount of $203,342 on March 31, 2016, the note accrues simple interest at 5% per annum through the maturity date. The note matures on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The note is a general unsecured obligation of the Company. Interest accrued during the inception period has been included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 6. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and is recorded as a convertible note on the Company's Balance Sheet. At March 31, 2016, the related party owed the Company $55,301, which is recorded as Due from Related Party and represents the amount of funds related to this note that have not been transferred back to the Company as of March 31, 2016.

The note is convertible into shares of common stock at the next equity financing, upon a corporate transaction, or at maturity, under the following conditions.

Equity Financing Conversion: The principal balance and unpaid accrued interest will automatically convert to common stock at the closing of the next qualifying round of equity financing (as defined in the convertible note agreement) of $1,000,000 or greater at a discount as described below. The Company may, at its option, pay any accrued interest on the note in cash at the time of the conversion. The discount applicable to the note is conditional on the amount of the financing; a discount of 25% applies if the pre-money valuation is less than $10,000,000, 30% if the pre-money valuation is greater than $10,000,000 and less than $20,000,000, 35% if the pre-money valuation is greater than $20,000,000 and less than $30,000,000, 40% if the pre-money valuation is greater than $30,000,000 and less than $40,000,000, and 45% if the pre-money valuation is greater than $40,000,000. The Company determined that the note contained a conversion feature contingent upon a future event due to the discounted conversion provision. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion feature on this note was trivial based on the issuance date fair value of the Company's common stock. Further, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, a beneficial conversion feature was not recorded as a note discount at the issuance date of his note.

Corporate Transaction Conversion: In the event of a corporate transaction, prior to the conversion or repayment of the note, defined as:

1) The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; or

2) The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3) The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

The holder may elect that either: (a) the Company will pay the holder all accrued and unpaid interest due on the note and the outstanding principal balance of the Note; or (b) the note will convert into that number of conversion shares equal to the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest of the note by the price implied by a $10,000,000 pre-money valuation on the fully diluted capitalization of the Company (as defined in the convertible note agreement). The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

Maturity Conversion: At any time on or after the maturity date, at the election of the holder, the note will convert into the number of conversion shares equal to the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest of the note on the date of such conversion by the price implied by a $10,000,000 pre-money valuation on the fully diluted capitalization of the Company (as defined in the convertible note agreement). The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001. As of March 31, 2016, 1,528,040 shares were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,483. This amount was recorded as stock subscriptions receivable on the balance sheet as a contra equity account as it was unfunded as of March 31, 2016 and has not been paid through the issuance of these financial statements. The shares are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the company. Four of these stock purchase agreements for a total of 1,388,040 shares are subject to a 1 year cliff. At March 31, 2016, 63,000 shares were fully vested and the remaining 1,465,040 were unvested and subject to vesting terms. The weighted average remaining vesting period on all unvested shares was 41 months at March 31, 2016. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued.

NOTE 6: RELATED PARTIES

Prior to the Company's formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016 a new convertible note was issued directly with the Company replacing the previous note to the related party and is now recorded as a convertible note on the Company's balance sheet, as discussed in Note 4. These transactions have been recorded on the Company's balance sheet and statement of operations for the period presented. At March 31, 2016, the related party owed the Company $55,301 which is recorded as Due from Related Party on the Balance Sheet. Subsequent to March 31, 2016, this amount was repaid to the Company in full.

A director of the Company was paid for services rendered to the Company since inception in the total amount of $85,217.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a

Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2016.

During 2016, the Company has commenced efforts towards an equity offering through Regulation Crowdfunding to raise up to $1,000,000. The filing preparations are in process and the offering is intended to be filed with the Securities and Exchange Commission on or after May 16, 2016.

The company issued convertible notes payable for cash in the combined principal amount of $215,000 to several investors, under the same terms as described in Note 4.

In April 2016, the Company issued 18,000 shares of common stock at a purchase price of $0.001, yielding proceeds of $18. The shares vest monthly in equal increments over a 2 year period from the date of issue.

On April 12, 2016 the Company's Board of Directors approved amended and restated articles of incorporation. As of the issuance of these financial statements, this amendment has not been formally filed with the State of Delaware. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock to 20,000,000 shares of common stock, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan. The plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On April 12, 2016 the company issued 59,000 options to purchase Class B Common Stock under the plan at an exercise price of $0.01 per share, vesting over periods from 1 to 4 years. The options expire 10 years after the date of grant.

On April 12, 2016 the company issued warrants to purchase 27,000 shares of Class B Common Stock outside of its 2016 Equity Incentive Plan. The warrant exercise price is $0.01 per share and vests over 2 years from the date of grant. The warrant expires 10 years from the date of grant.

In April 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments. The Company also issued a note payable to this related party Company subsequent to year end, which has since been repaid.

Management has evaluated subsequent events through May 15, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.